SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA margin of 11.8% impacted by raw material costs

Domestic resin sales volume up by 18% in 2Q08

São Paulo, Brazil, August 6, 2008 - BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announced today its results for the second quarter of 2008 (2Q08).

This release is based on consolidated information that includes 100% of the results of Ipiranga Química, Ipiranga Petroquímica and Copesul, with the respective elimination of the minority interests at all these companies, as well as the proportional consolidation (in accordance with CVM Instruction 247) of the interest in Cetrel S.A. - Empresa de Proteção Ambiental. To enable analysis of the results in relation to prior periods, data for the six-month period ending in June 2007 (1H07) are stated on a pro-forma basis.

The information used to prepare the pro-forma financial information is derived from financial interim statements reviewed by independent external auditors.

On June 30, 2008, the Brazilian real/U.S. dollar exchange rate was R$1.5919/US$ 1.00.

Commenting on the quarter, Bernardo Gradin, chief executive officer of Braskem, said:

“The approval of the acquisition of the petrochemical assets of the Ipiranga Group and the consolidation of the outstanding minority interest of a number of important assets previously owned by PETROBRAS allowed Braskem to reinforce its leadership position in the Brazilian petrochemical industry. Oil and naphtha price increases in the last quarter put some pressure on operational margins leading Braskem to promptly realign its prices and leverage its position in the domestic market. The maintenance stoppages at the Basic Petrochemicals unit delivered results above expectations and the teams are still concentrated on capturing gains related to the integration synergies, as well as on the continuous improvement in operational results. Domestically, demand remains strong fueled by construction and consumer-driven industries.”

1. HIGHLIGHTS:

1.1 Braskem EBITDA1 reaches R$ 519 million in 2Q08, with 11.8% EBITDA margin:

Braskem recorded EBITDA of R$ 519 million in 2Q08, with an EBITDA margin of 11.8% . Despite the positive contribution from resins sales, with domestic volume growth of 18% as compared to 1Q08, high naphtha costs which increased by R$ 56 million was the main factor in the reduction in EBITDA when compared to 1Q08. The realignment of domestic prices to international reference prices will continue throughout 3Q08.

1.2 Net Income in 2Q08 reaches R$ 383 million:

Braskem net income was R$ 383 million in 2Q08, representing a 362% increase when compared to a net income of R$ 82 million in 1Q08. This result was mainly driven by the positive impact from foreign exchange variation in the financial result, in the amount of R$ 593 million.

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1 EBITDA is defined as earnings before the net financial result, income tax and social contribution tax, depreciation and amortization, and non-operating income. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with Brazilian Corporate Law or with U.S. Accounting Principles (US GAAP), and may be defined and calculated differently by other companies.

For more information, please visit our investor relations website at www.braskem.com.br/ri or contact the IR Team:

Luiz Henrique Valverde	Luciana Ferreira	Rodrigo Maia
Investor Relations Officer	IR Manager	IR Specialist
Phone: +55 (11) 3576 9744	Phone: +55 (11) 3576 9178	Phone: +55 (11) 3576 9410
luiz.valverde@braskem.com.br	luciana.ferreira@braskem.com.br	rodrigo.maia@braskem.com.br

1.3 Bernardo Gradin appointed new CEO of Braskem
Braskem began a new cycle in its business development on July 4 with the appointment of Bernardo Gradin as its new CEO, replacing José Carlos Grubisich, who has headed up the company over the past seven years. Gradin participated in the creation of Braskem and formulation of its corporate strategy, and in the past has served as Executive Officer for the Vinyls Unit as well as for the Basic Petrochemicals Unit. Holding a bachelor’s degree in civil engineering and an MBA from the Wharton Business School, Gradin also served as CEO of Trikem, one of the companies later merged into Braskem. José Carlos Grubisich now serves as CEO of ETH Bionergia, a company that consolidates Odebrecht’s investments in the sugar and ethanol industry.

1.4 CADE approves Braskem’s acquisition of the petrochemical assets of the Ipiranga Group
The transaction involving the acquisition of the petrochemical assets of the Ipiranga Group by Braskem and Petrobras was approved on July 9 by the Administrative Council of Economic Defense (CADE), Brazil’s antitrust authority, which concludes the evaluation of all phases of the operation by anti-trust agencies. In the same decision, CADE also approved the investment agreement through which Petrobras transferred to Braskem its minority interests in Copesul, Ipiranga Petroquímica, Ipiranga Química and Petroquímica Paulínia.

1.5 Braskem integrates the petrochemical assets of Petrobras:
On May 30, approval was given for the incorporation by Braskem of the shares of Grust Holdings S.A., the company to which Petroquisa had transferred its minority holdings in the equity of Copesul, Ipiranga Química and Petroquímica Paulínia. With this corporate action Braskem now holds, directly or indirectly, 100% of Ipiranga Química, 100% of Ipiranga Petroquímica, 100% Petroquímica Paulínia and 99.2% of Copesul. Braskem’s capital increased by R$ 720.7 million through the issue of 46.9 million common shares and approximately 43 million class “A” preferred shares. On the same date, Odebrecht and Norquisa signed a new shareholders’ agreement with Petrobras and Petroquisa that reinforces the strategic alliance between the companies. On May 15, the Companies agreed on, in a second phase, incorporating up to 100% of the shares in Petroquímica Triunfo, or its equivalent amount in cash into Braskem. The potential incorporation would increase Petroquisa’s interest in the total capital of Braskem from 23% to 25%.

1.6 Braskem advances innovative project to produce Green Polyethylene:
The first company in the world to produce polyethylene certified as made from 100% renewable raw materials, Braskem is concluding technical and economic feasibility studies to implement the production of a green polyethylene project at the Southern Petrochemical Complex, with investment estimated at between R$ 450 and R$ 500 million. The project will have annual production capacity of 200,000 tons and annual ethanol consumption of approximately 460 million liters, the supply of which will be contracted in the Southeast region of the country. The potential demand for green polyethylene already identified by Braskem is roughly three times higher than the plant’s capacity, suggesting an opportunity to make new investments in the production of polymers made from ethanol.

1.7 Braskem places US$500 million Eurobond issue:
On May 30, Braskem announced the placement of a US$ 500 million Eurobond issue with a coupon of 7.25% p.a. and maturity in 2018. With a demand three times higher than the amount issued, this bond was the first issued by Braskem after the acquisition of the petrochemical assets from Ipiranga Group. For Braskem, this transaction was also the one with the lowest coupon, lowest spread over treasury and highest amount ever issued by the Company, all of which reinforce the market’s positive view on the Company’s quality of credit. The proceeds from the bond issue were used to refinance part of the US$ 1.2 billion bridge loan maturing in 2009 and 2010. The transaction lengthened the average debt term from 9.7 to 10.5 years.

1.8 Braskem signs agreement for an integrated petrochemical project in Peru
On May 17, Braskem, Petrobras and PetroPeru signed an agreement to assess the technical and economic feasibility of installing an integrated project for the production of 700,000 to 1.2 million tons of polyethylene, using as feedstock the natural gas that is rich in ethane available in Peru. The markets focused on by this new project are those countries on the western coast of the Americas. Besides that, as a result of easy access to the Pacific and already available infrastructure in the region, the venture could become an important platform for exports to Asia.

1.9 Braskem’s domestic resin sales grew by 12% year to date:
Brazilian demand for thermoplastic resins (PE, PP and PVC) in 1H08 grew by 11% in relation to the same six-month period of 2007, driven by the expansion in the Brazilian economy, especially in the automotive, construction and consumer electronics industries, as well as by the rebuilding of inventories throughout the plastics production chain. Braskem increased its sales by 12% in the same period, expanding its domestic market share from 50% to 51%.

Key Indicators	Unit	2Q08	1Q08	2Q07	Change%	Change%	1H08	1H07	Change%
		(A)	(B)	(C)	(A/B)	(A/C)	(D)	(E)	(D/E)

Net Revenue	R$ million	4,405	4,410	4,969	(0)	(11)	8,816	9,393	(6)
EBITDA	R$ million	519	583	921	(11)	(44)	1,102	1,774	(38)
EBITDA Margin	%	11.8%	13.2%	18.5%	-1.4 p.p.	-6.7 p.p.	12.5%	18.9%	-6.4 p.p.
Net Profit	R$ million	383	83	281	362	36	465	408	14

2. OPERATING PERFORMANCE:

2.1 Quarterly Thermoplastic Resins Performance

Demand2 for thermoplastic resins in the Brazilian market in 2Q08 rose by 11% year on year and by 8% quarter on quarter, surpassing 1.1 million tons. This increase in relation to 1Q08 was led by PP, which grew by 15%, driven by growing demand from the automotive, agribusiness and consumer electronics industries. Meanwhile, growth in relation to 2Q07 was led by PVC, which surged 27% to reach 251,000 tons in the quarter. The tubes and connections, panels and shapes sectors have posted rapid growth, reflecting the strong construction market aided primarily by the growing availability of credit in Brazil.

Braskem bolstered its leadership position in the domestic market, registering growth in resin sales in 2Q08 of 18% to 598,000 tons as compared to 1Q08 and 17% as compared to 2Q07. Market share increased to 53% despite high levels of imports to the Brazilian market, especially of PP, where imported share reached 16% of total demand. The Polyolefins Business Unit recorded growth in PE and PP sales of 21% quarter on quarter and 18% year on year, outpacing the average growth in the industry to achieve market share of 54% in PP and PE. Sales at Petroquímica Paulínia were 17,000 tons of PP. Paulínia results are being deferred, as the plant is in a production stabilization phase.

The Vinyls Unit registered PVC sales of 124,000 tons, up 7% quarter on quarter and 13% year on year. Import volume fell 2% against 1Q08, yet remained at high levels, especially concentrated in imports from the United States, where demand is weak due to the slowdown in the construction industry and others. Given this scenario and the strong demand, Braskem’s PVC market share grew from 47% in 1Q08 to 49% in 2Q08.

Braskem resin exports in 2Q08 totaled 109,000 tons, down 11% against the prior quarter and 52% year on year, reflecting the strategy of maximizing profitability by allocating a greater share of sales to the domestic market, while continuing to serve strategic and more profitable clients in the export market.

In 2Q08, there were scheduled maintenance stoppages in one line for each of the crackers –in Triunfo in April and in Camaçari in June. At the same time, the PE plants also went through maintenance stoppages. These stoppages led to a production volume reduction of 11% for thermoplastic resins, which went from 704,000 tons in 1Q08 to 624,000 tons in 2Q08.

2.2 Thermoplastic Resins Performance in the First Half 2008

Demand for thermoplastic resins in the Brazilian market in 1H08 grew by 11% year on year, with increases of 10% for PE, 4% for PP and 21% for PVC, the standout in the period. In addition to the strong growth leveraged by the construction industry, the PVC supply chain, which ended 2007 with very low inventory levels, took advantage of imports supply from the United States to rebuild inventories.

Given this demand scenario, Braskem increased its domestic resin sales year to date by 12% for PE and PP and by 13% for PVC. PP sales outpaced the average industry growth, leading to a market share expansion of 3 p.p. to 52%. PVC sales lagged the industry average given the increase in imported products. Braskem is focused on the project to build a new PVC plant, which by 2011 will expand its current PVC production capacity by 40%.

____________________
2 Domestic demand is measured by Abiquim and refers to the level of resin purchase by the market: domestic sales + sales with export incentives + imports.

Braskem’s resin exports year to date contracted by 46% in relation to 1H07, due to the allocation of sales to the domestic market and the lower production in the period as a result of the scheduled stoppages at the crackers in the Camaçari and Southern Petrochemical Complexes, as described above.

Braskem’s resin production year to date dropped by 11% year on year, impacted by the lower supply of ethylene and propylene resulting from the scheduled stoppages at the crackers.

Performance (tons)	2Q08	1Q08	2Q07	Chg.%	Chg.%	1H08	1H07	Chg.%
Termoplastic Resins	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)	(D)	(E)	(D)/ (E)

Sales - Domestic Market
. PE´s	291,307	241,893	248,365	20	17	533,200	475,918	12
. PP	182,065	148,452	153,858	23	18	330,517	295,354	12
. PVC	124,352	115,780	110,278	7	13	240,131	212,925	13
. Total Resins	597,723	506,125	512,500	18	17	1,103,849	984,197	12

Sales - Export Market
. PE´s	87,048	94,247	174,567	(8)	(50)	181,295	335,100	(46)
. PP	16,912	22,684	40,616	(25)	(58)	39,597	68,115	(42)
. PVC	5,217	5,642	10,872	(8)	(52)	10,858	28,327	(62)
. Total Resins	109,177	122,573	226,055	(11)	(52)	231,750	431,543	(46)

Total Sales
. PE´s	378,355	336,140	422,932	13	(11)	714,495	811,018	(12)
. PP	198,977	171,137	194,474	16	2	370,114	363,469	2
. PVC	129,568	121,422	121,150	7	7	250,990	241,252	4
. Total Resins	706,900	628,698	738,555	12	(4)	1,335,599	1,415,739	(6)

Production
. PE´s	330,686	397,486	414,299	(17)	(20)	728,172	823,339	(12)
. PP	163,432	175,991	178,843	(7)	(9)	339,423	353,194	(4)
. PVC	129,916	130,023	113,911	(0)	14	259,939	230,429	13
. Total Resins	624,034	703,500	707,053	(11)	(12)	1,327,535	1,406,963	(6)

2.3 Basic Petrochemicals Performance

Braskem carried out scheduled maintenance stoppages at its crackers in the Camaçari and Southern petrochemical complexes for 50% of the production capacity of these plants, with an average duration of 35 days and corresponding total reduction in production levels of 125,000 tons for ethylene and 64,000 tons for propylene in 2008. The scheduled stoppages, which didn’t record any accidents with leave, permitted improvements to the plants, including: (i) increasing annual ethylene capacity at the Southern Petrochemical Complex by 25,000 tons; (ii) increasing yield and production at Camaçari; (iii) improving operational reliability, with operations at these plants assured for another 6 years.

In 2Q08, total ethylene and propylene sales reached 176,000 tons, which represented a 14% reduction when compared to 1Q08. However, propylene sales decreased only by 4% as Braskem prioritized the supply to its clients. Total sales of these products in 1H08 contracted by 24% compared to 1H07, in line with the lower production volume in the period.

Ethylene and propylene production in the quarter was 686,000 tons, falling by 22% as compared to 1Q08 production and by 24% year on year. Meanwhile, production for these products during 1H08 only fell by 13% to 1.6 million tons as compared to the same period last year.

Sales of BTX in 2Q08 totaled 178,000 tons, declining by 10% versus 1Q08 and by 18% year on year, once again in line with the contraction in production volume. BTX sales in 1H08 contracted by 14% year on year, following lower production in 2Q08 resulting from the scheduled maintenance stoppages at the crackers. Benzene prices in the international market, whose spreads over naphtha have compressed since the middle of last year, have not yet recovered significantly, as they typically begin to do so in the second quarter, given the lower fuel consumption in the United States. However, price increases have already been observed in the beginning of 3Q08.

In 2Q08, prices of butadiene, in reais, rose by 16% compared to 1Q08, bringing the year-to-date increase in international butadiene prices to 51%, when expressed in US dollars. This should continue to benefit Braskem over the rest of the year.

Performance (tons)	2Q08	1Q08	2Q07	Chg.%	Chg.%	1H08	1H07	Chg.%
Basic Petrochemicals	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)	(D)	(E)	(D)/ (E)

Sales - Domestic Market
. Ethylene	83,064	106,395	115,147	(22)	(28)	189,460	234,104	(19)
. Propylene	92,598	96,757	98,988	(4)	(6)	189,356	189,592	(0)
. BTX*	89,053	83,951	105,430	6	(16)	173,004	212,901	(19)

Sales - Export Market
. Ethylene	-	-	9,155	-	-	-	18,771	-
. Propylene	-	-	29,828	-	-	-	54,381	-
. BTX*	88,842	113,127	112,397	(21)	(21)	201,969	224,624	(10)

Total Sales
. Ethylene	83,064	106,395	124,302	(22)	(33)	189,460	252,874	(25)
. Propylene	92,598	96,757	128,816	(4)	(28)	189,356	243,973	(22)
. BTX*	177,896	197,078	217,827	(10)	(18)	374,973	437,525	(14)

Production
. Ethylene	461,410	586,278	601,286	(21)	(23)	1,047,688	1,191,357	(12)
. Propylene	224,645	288,473	297,634	(22)	(25)	513,118	594,317	(14)
. BTX*	183,620	228,966	221,560	(20)	(17)	412,586	473,161	(13)

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

3. FINANCIAL PERFORMANCE:

3.1 Net Revenue

Braskem’s consolidated net revenue in 2Q08 was R$4.4 billion, declining by 11% as compared to 2Q07. Excluding revenue from Copesul’s condensate processing operations at the Ipiranga and Alberto Pasqualini refineries, net revenue declined by 6% year on year, or by approximately R$ 280 million, mainly due to the negative impact from the appreciation of the Brazilian real, since our prices are linked to the US dollar.

In dollar terms and excluding condensate processing, net revenue in the quarter grew by US$ 280 million, or 12% year on year. This growth was driven by various factors, including: (i) a 17% increase in domestic resin sales volume, (ii) a 24% increase in dollar-denominated resin prices, and (iii) a 46% increase in dollar-denominated soda prices, contributing US$ 30 million to the revenue. On the other hand, the 18% drop in aromatics sales volume (impact of US$ 30 million) and the lower sales volume of ethylene and propylene, due to the lower production of basic petrochemicals in 2Q08, had a negative impact on revenue.

Export revenue in the quarter was US$ 526 million (20% of net revenue), declining by 22% from the exports of US$ 675 million in 2Q07 (27% of net revenue). Given the maintenance stoppages at the crackers, the strategy of the Company was to prioritize profitability by shifting a higher volume of resin sales to the domestic market, which led to lower export revenue.

The main variations in total net revenue between the two periods are shown below:

Net revenue in 2Q08 was flat when compared to 1Q08, supported by the following positive drivers: (i) an 18%increase in domestic resin sales volume and (ii) a 22% increase in soda net revenue, reflecting better prices and sales volumes. However, these positive drivers were offset by a 6% drop in sales revenue from ethylene, propylene and aromatics, due to the lower production in the period of these products. In dollar terms, consolidated net revenue in the quarter rose by 5%, mainly reflecting the 3% increase in resin prices in U.S. dollar terms and higher prices for basic petrochemicals in the period.

Exports in the quarter were 3% higher than the US$ 509 million registered in 1Q08 (20% of net revenue). The increase mainly reflects higher revenues from butene and MTBE. Sales to South America and Europe accounted for 66% of exports in 2Q08, supported by Braskem’s intensified efforts at its sales offices in these regions.

The main variations in total net revenue between the two periods are shown below:

Braskem announced price realignment for its domestic thermoplastic resin prices in June and July, which will have a positive impact on resin revenue in 3Q08. The adjustments will average 10% in each month and be supported by (i) the current domestic demand; and (ii) the increase in international resin prices given high raw material costs.

In 2Q08, 55% of net revenue (excluding condensate resales and sales from Ipiranga Química) was composed of thermoplastic resins, up 4 p.p. in relation to 1Q08, reflecting Braskem’s successful strategy of focusing in the sale of thermoplastic resins. Sales of UTEC (PE) performed exceptionally well, setting sales records in the quarter. UTEC is a high value-added resin sold by Braskem, with sales of this product growing by 64% since 1Q06.

In 1H08, Braskem net revenue was R$8.8 billion, a decline of 6% as compared to 1H07. The decline of 12% in exports year to date and the R$ 261 million drop in revenue from condensate processing were partially offset by the growth of 13% in domestic resin volumes and the increase of 2% in real-denominated resin prices. In addition, net revenue was impacted by the appreciation of the real, since our prices are linked to the US dollar.

In dollar terms and excluding condensate processing, net revenue year to date was US$ 5.0 billion, or 16% higher year on year. The main drivers were the growth in resin volumes and the 26% increase in domestic resin prices in dollar terms.

3.2 Cost of Goods Sold

In 2Q08, Braskem’s cost of goods sold (COGS) was R$ 3.8 billion, decreasing by 7% in relation to COGS in 2Q07. Excluding costs related to Copesul condensate processing in both periods, COGS remained stable. Despite the R$ 43 million reduction in fixed costs and lower sales volume, COGS was impacted by increases of R$ 134 million in naphtha costs. In Brazil, naphtha increased by 18% in 2Q08 compared to 2Q07 and by 21% when comparing 1H08 with 1H07.

When compared to 1Q08, COGS remained stable. Excluding costs related to Copesul condensate processing, COGS rose by 1%, primarily due to the increases of R$ 56 million in naphtha costs.

The average Amsterdam–Rotterdam-Antwerp (ARA) price of naphtha in 2Q08 was US$ 995t, 48% higher than the US$ 670/t registered in 2Q07 and 18% higher than the US$ 842/t in 1Q08. Naphtha prices maintained their upward trend, accompanying oil prices and setting a record high of US$ 1,092t in June 2008. The impact of the higher naphtha costs on the Company in 2Q08 compared with 2Q07 was of US$ 344 million.

In 2Q08, Braskem purchased 1,700,000 tons of naphtha, of which 1,117,000 tons (66%) were acquired from Petrobras, the Company’s main raw-materials supplier. The remaining 583,000 tons (34%) were directly imported by the Company, mainly from North Africa and Argentina. The lower volume of naphtha purchases was due to the lower production of basic petrochemicals in the quarter, as mentioned above.

The depreciation and amortization included in COGS totaled R$ 176 million in 2Q08, in line with 1Q08 and 13% lower than in 2Q07, impacted by the decline in sales volume on a year-on-year comparison.

COGS in 1H08 was R$ 7.5 billion, practically in line with the R$ 7.4 billion reported in the same period last year. Excluding costs related to Copesul condensate processing in both periods, COGS increased by 5% to R$ 327 million. The main driver was the increase of R$ 601 million in naphtha costs, which was partially offset by the reduction of R$ 72 million in fixed costs as well as lower sales volume.

The Company’s COGS have been adversely impacted over the last two years by shortfalls and interruptions in the supply of natural gas to Camaçari. In 2008, higher energy costs driven by the use of fuel oil as a substitute for natural gas negatively impacted Braskem’s results by R$ 29 million.

3.3 Selling, General and Administrative Expenses

Braskem is committed to reducing costs and fixed expenses in order to improve its competitiveness. As part of this effort, in 4Q07 the Company launched a program to reduce fixed costs and expenses, whose results will be captured in 2008 and are complementary to the synergy program involving the consolidation of the petrochemical assets of the Southern Petrochemical Complex.

In 2Q08, selling, general and administrative expenses (SG&A) in the quarter were R$ 298 million, down R$ 35 million in relation to 2Q07.

Braskem selling expenses in 2Q08 were R$ 126 million, declining by R$ 2 million compared to 2Q07. Selling expenses in the quarter were R$ 33 million higher quarter on quarter, primarily due to the increase in expenses with handling products between distribution centers and the increase in variable selling expenses.

In 2Q08, consolidated general and administrative expenses were R$ 172 million, declining by R$ 33 million in relation to 2Q07. This reduction in general and administrative expenses already reflects the results of the program to reduce fixed costs that has already been announced to the market and implemented by Braskem as of 4Q07.

General and administrative expenses in the quarter were R$ 4 million higher quarter on quarter, mainly reflecting expenses related to an optimization of the organizational structure and the pension fund contribution on the annual bonus.

In 1H08, SG&A expenses were R$ 559 million, contracting by R$ 118 million in relation to the first six months of 2007, demonstrating the positive results of the program to reduce fixed costs.

3.4 EBITDA

Braskem’s consolidated EBITDA in 2Q08 was R$ 519 million, R$ 402 million lower than in 2Q07. Excluding the impact from the non-recurring gain of R$ 111 million resulting from the reversal of the provision for PIS and Cofins taxes in 2Q07, EBITDA in the quarter declined by R$ 291 million. The main factors leading to the contraction in EBITDA were the R$ 134 million increase in naphtha costs combined with a decline in basic petrochemicals sales volume. EBITDA margin in 2Q08 was 11.8%, compared to EBITDA margin of 18.5% in 2Q07.

In dollar terms, EBITDA in the quarter was US$ 314 million, down US$ 95 million year on year in comparable basis. The impact from the increase in naphtha prices of US$ 344 million was partially offset by an increase of 28% in resins prices, in dollars.

When compared to 1Q08, EBITDA fell by 11%, and was mainly impacted by the increase of R$ 33 million in selling expenses and the reduction in other operating revenue of R$ 19 million. EBITDA margin for 2Q08 was 11.8%, down by 1.4 p.p. versus 1Q08.

In dollar terms, EBITDA in 2Q08 contracted by US$ 22 million quarter on quarter. Once again, the impact of US$ 108 million from higher naphtha prices was partially offset by the increase of 5% in net revenue.

EBITDA in 1H08 contracted by R$ 671 million, from R$ 1.8 billion in 1H07 to R$ 1.1 billion in 1H08, with EBITDA margin of 12.5% for the same period. In dollar terms, EBITDA year to date was US$ 649 million, declining by US$ 220 million compared with 1H07. The increase in naphtha costs had an impact of US$ 846 million, which was partially mitigated by the increase in domestic resin prices, in line with the trend in international resin prices.

EBITDA in the last 12 months in 2Q08 was R$ 2.5 billion, equivalent to US$ 1.4 billion, with EBITDA margin of 13.7% .

3.5 Equity Results in Subsidiaries and Affiliates

Braskem’s interest in the earnings of subsidiaries and affiliates in 2Q08 was negative R$ 57 million. This amount includes the amortization of goodwill from the investments in Ipiranga Química and Copesul and, exceptionally this quarter, two adjustments with a net effect of zero on net income: (i) an adjustment in the income base of Petroflex, in the amount of R$ 15 million, to calculate the gain from the sale, with a balancing item under non-operating income, and (ii) a provision for losses at the affiliated company Alclor (“Other”), in the amount of R$ 9.7 million, with a balancing item consisting of a reversal of provision for losses related to advances for future capital increase under the line other operating expenses/revenue.

In 1H08, interest in the earnings of subsidiaries and affiliates was R$ 78 million, down R$ 22 million compared to 1H07, due to the factors described above and the higher amortization of goodwill in the period resulting from the goodwill from Politeno.

(R$ 000)
Equity Income	2Q08	1Q08	2Q07	1H08	1H07

Equity Income	(14,832)	2,348	915	(12,484)	168
. Rionil	0	0	7	0	(76)
. Petroflex	(14,981)	2,042	0	(12,939)	0
. Others	149	306	908	455	244
FX Variation	(6,628)	148	(3,893)	(6,480)	(6,701)
Others 0	(11,071)	(1,531)	3,398	(12,602)	8,533
Sub Total (before amortization)	(32,531)	965	420	(31,566)	2,000
Amortization Goodwill	(24,331)	(22,504)	(22,118)	(46,835)	(58,857)

TOTAL	(56,862)	(21,539)	(21,698)	(78,401)	(56,857)

3.6 Net Financial Result

In 2Q08, the net financial result was an income of R$ 407 million, versus an expense of R$ 59 million in 2Q07, which represented a gain of R$ 466 million. This result was mainly due to the difference in foreign exchange variation between the periods and its impact on the financial result, as well as to lower interest accrued in the period.

When comparing to 1Q08, net financial result in the quarter increased by R$ 607 million. Once again, the primary factor was the increase in the impact of foreign exchange variation between the two periods, since the appreciation in the Brazilian real against the U.S. dollar in 2Q08 was 9%, versus 1% in 1Q08.

Excluding the effects from foreign exchange and monetary variations, net financial result in the quarter was an expense of R$ 136 million, down R$ 134 million year-on-year, with this decline composed chiefly of: (i) a reduction of R$ 56 million in Interest and vendor expenses due to the reduction in the average cost of dollar-denominated debt, which fell from 8.1% p.a. in 2Q07 to 6.4% p.a. in 2Q08, as well as lower volume of vendor operations; (ii) lower tax expenses with an impact of R$ 30 million, in line with the volume of funding in each quarter and the extinction of the CPMF tax; (iii) the reduction in interest on fiscal provisions of R$ 11 million due to the decline in the SELIC rate applicable on fiscal provisions; and (iv) the R$ 45 million reduction between Other Expenses and Other Revenue, mainly owing to the lower interest payable to suppliers.

The net financial result for 2Q08, excluding the effects of foreign exchange and monetary variations, declined by R$ 40 million versus 1Q08. The main variations were: (i) the decline of R$ 15 million in Interest and vendor expenses resulting from the drop in the average cost of dollar-denominated debt, which fell from 7.0% p.a. in 1Q08 to 6.4% p.a. at the end of 2Q08; (ii) R$ 6 million increase in interest revenue resulting from the higher average cash position in the quarter; and (iii) a R$ 5 million fall in expenses with taxes, due to the lower volume of funding operations and amortizations in the quarter.

The table below summarizes Braskem’s consolidated financial results on a quarterly basis. In this quarter we added the lines Selic Interest on Fiscal Credits and Other Revenue to make the breakdown of financial result in this release compatible with the information presented at the Interim Financial Statement (ITR):

(R$ Million)
	2Q08	1Q08	2Q07	1H08	1H07
Financial Expenses	473	(231)	14	242	(81)
Interest / Vendor	(109)	(124)	(165)	(233)	(327)
Monetary Variation	(53)	(37)	(62)	(90)	(127)
Foreign Exchange Variation	708	25	394	733	653
CPMF/IOF/Income Tax/Banking Expenses	(9)	(14)	(39)	(22)	(70)
Net interest on Fiscal Provisions	(18)	(25)	(29)	(43)	(59)
Others	(47)	(55)	(85)	(102)	(153)
Financial Revenue	(66)	30	(73)	(36)	(81)
Interest	40	34	48	74	66
Monetary Variation	3	9	3	12	31
Foreign Exchange Variation	(115)	(21)	(124)	(136)	(193)
Net interest on Fiscal Credits	2	3	3	5	6
Others	3	6	(3)	9	8

Net Financial Result	407	(200)	(59)	206	(162)

(R$ Million)
	2Q08	1Q08	2Q07	1H08	1H07

Net Financial Result	407	(200)	(59)	206	(162)

Foreign Exchange Variation (F/X)	593	4	270	598	461
Monetary Variation (MV)	(50)	(29)	(59)	(78)	(96)

Financial Result excluding F/X and MV	(136)	(176)	(270)	(313)	(527)

3.7 Net Income

Braskem posted net income after minority interest of R$ 383 million in 2Q08, growing by 362% quarter on quarter and 36% year on year. The main driver of net income growth in the quarter was the better financial result.

In 1H08, Braskem posted net income of R$ 465 million, an increase of 14% or R$ 57 million compared to 1H07. Positive drivers related to this increase were the non-operating gain from the sales of the interest in Petroflex of R$ 131 million, as well as the improved financial result already explained above.

3.8 Free Cash Flow

Operating cash flow in 2Q08 was R$ 1,455 million, compared with negative operating cash flow of R$ 48 million in the previous quarter. The improvement was primarily due to the contribution from working capital of R$ 1 billion in 2Q08, compared to working capital needs of R$ 468 million in 1Q08. The main variations were: (i) the increase of R$ 799 million from the increase in Suppliers as a result of the higher raw material costs and the higher import maturities; (ii) the reduction in Other accounts receivable due to receipt of the R$ 252 million from the sale of Braskem’s interest in Petroflex; (iii) R$ 275 million reduction in the amount of Marketable securities over 90 days; and (iv) the reduction in Inventories, especially of finished products, in the amount of R$ 65 million. These positive impacts were partially offset by the increase in Accounts receivable of R$ 459 million related to a concentrated amount of invoicing in June.

In 1H08, operating cash flow was R$ 1,407 million, compared with R$ 1,866 million in the same period last year, mainly reflecting the lower operating income in 2008.

R$ million	2Q08	1Q08	2Q07	1H08	1H07

Operating Cash Flow	1,455	(48)	754	1,407	1,866
Interest Paid	(131)	(149)	(176)	(281)	(338)
Investment Activities	(572)	(1,151)	(1,114)	(1,723)	(1,338)
Share Buy-back/Share redemption[1]	(53)	-	-	(53)	-
Free Cash Flow (FCF)	699	(1,349)	(535)	(650)	190
Taxes Paid	(23)	(22)	(85)	(44)	(199)

1 In 2Q08, refers to disbursements associated with the New Share Buy-Back Program and to the payment to dissent shareholders related to the withdrawal right in the Ipiranga acquisition and to the Investment Agreement with Petrobras/Petroquisa.

Investment activities in 1Q08 include the last installment related to the acquisition of the petrochemical assets of the Ipiranga Group, of R$ 638 million, and the last installment of the payment of Politeno in the amount of R$ 247 million. Investment activities in 2Q07 included the first installment related to the acquisition of the petrochemical assets of the Ipiranga Group of R$ 652 million.

3.9 Capital Structure and Liquidity

On June 30, 2008, Braskem’s gross debt stood at R$ 8.8 billion, R$ 564 million lower than at March 31, 2008, as a result of the payment of loans maturing in the short term and of the positive impact from foreign exchange variation in the amount of R$ 589 million, partially offset by the full consolidation of Petroquímica Paulínia, representing a negative impact of R$ 277 million.

On June 30, 2008, the balance of cash and cash equivalents fell by 5% to R$ 1.8 billion when compared to March 31, primarily due to: (i) payment of R$ 300 million in dividends; and (ii) capex of R$ 555 million, which were partially offset by the receipt of R$ 252 million from the sale of the interest in Petroflex.

As a result, Braskem’s consolidated net debt on June 30 was R$ 7.0 billion, a decrease of R$ 463 million in relation to the R$ 7.4 billion in net debt registered on March 31, 2008. In dollar terms, net debt rose from US$ 4.2 billion on March 31, 2008 to US$ 4.4 billion on June 30, 2008.

Despite the reduction in net debt, the Company's financial leverage, as measured by the ratio of net debt to EBITDA, which stood at 2.56 times in 2007, rose to 2.78 times in 2Q08 (last 12 months), reflecting a decline in EBITDA over the last 12 months.

The average total debt term increased by almost one year, extending to 10.5 years at end-June 2008 from 9.7 years at end-March 2008. The Company’s priority is to conclude the take out of the bridge loan of US$ 1.2 billion, which was used to acquire the petrochemical assets of the Ipiranga group and to delist Copesul, which will come due in 2009 and 2010. Accordingly, Braskem has already settled part of this bridge loan with a 10-year US$ 500 million bond issue in May 2008, and continues to work to take out the remainder of this operation with structured operations that will extend even more the average term of its debt, which already has an annual payment profile that is adequate for the Company’s cash generation.

At the end of June, 70% of debt was U.S. dollar denominated, against 73% at the close of 1Q08. The following charts show Braskem’s gross debt by category and index.

The chart below shows the Company’s consolidated amortization schedule as of June 30, 2008.

4. CAPITAL EXPENDITURE:

In line with its commitment to capital discipline and to making investments with returns above their cost of capital, Braskem consolidated capital expenditure totaled R$ 797 million in 1H08, compared with R$ 545 million in the same period of 2007.

It is notable that the investment in the PP plant in Paulínia consumed R$ 107 million in 1H08. The plant started operating in early 2Q08 and is in the process of obtaining certification for the various grades of PP that will be produced.

In addition, the Company disbursed R$ 245 million in scheduled maintenance stoppages, in line with its goal of ensuring that all of its plants operate at high levels of reliability.

5. CONSOLIDATION OF THE SOUTHERN PETROCHEMICAL ASSETS

The acquisition of the petrochemical assets of the Ipiranga group was concluded in 1Q08, with the payment of the last installment and the delivery of the assets by Ultrapar on February 27, 2008. Moving forward in its consolidation process, on May 30, 2008, Petroquisa transferred to Braskem its interests in the equity of Copesul, Ipiranga Petroquímica, Ipiranga Química and Petroquímica Paulínia, subsequently its stake in Braskem increased to 23% of total capital.

In this consolidation process a series of opportunities to capture synergies and create value were identified, with gains of US$ 1.1 billion in net present value expected to be captured by year-end 2009. This amount encompasses opportunities on a variety of fronts, the most important of which are: the industrial and commercial fronts, which represent almost half of the expected amount, and the financial front, representing gains of approximately US$ 400 million. Capturing these gains will be accelerated with the incorporation of assets, which should be concluded by year-end 2008. The investment needed to achieve these synergies is approximately R$ 250 million.

The Company expects to capture approximately R$ 200 million in EBITDA on an annualized and recurring basis, of which R$ 108 million is expected in 2008. The capture of synergies continues at a rapid pace, and during 1H08 a total of R$ 125 million in annual and recurring EBITDA gains were captured, which were derived from initiatives streamline and optimize the commercial and supply chain areas. In addition to this operational gain, Braskem also captured additional annual and recurring gains of R$ 59 million with an impact on the cash position.

6. OUTLOOK:

The global macroeconomic scenario continues to be positively influenced by emerging economies, especially the strong levels of growths in BRIC countries (Brazil, Russia, India and China), led by China, which registered strong growth of 10% in the first quarter of this year. On the other hand, there is an expectation of a continuing slowdown in the U.S. economy. These factors combined should result in global economic growth of approximately 4% in 2008.

The petrochemical sector continues to show high prices for thermoplastic resins, despite the expectation of new ethylene capacity coming on line over the next few years. The continuation of these high prices is mainly explained by: (i) delays in the startup of new capacity in Iran; (ii) uncertainty concerning other startups of new capacity, in light of the strong global demand for resources and engineering services for large-scale projects and an increase in the value of investments; (iii) continued strong demand for resins in Asia and Latin America; and (iv) the closure of less competitive ethylene capacities and reductions in ethylene utilization rates by major players in the global petrochemical industry in regions with slower demand growth, such as Europe and the United States.

In this context, Braskem believes that the startup of new capacities will come on line at a more gradual pace than previously estimated by the market, allowing the spread between resin and naphtha prices to remain high through 2008.

Braskem expects Brazilian GDP to grow by 4.5% in 2008 driven by stronger domestic demand for goods and services, as a result of the higher disposable income and the greater availability of credit at longer terms. Under these assumptions, and in view of the growth observed in 1H08, the Brazilian market for thermoplastics resins should grow between 10% and 12% in 2008, with significant demand from the construction, automotive, consumer electronics and agribusiness industries, among others. Braskem expects to benefit from this environment through leveraging its market leadership with its unique range of products and services focused on innovation and technology, while always pursuing the highest levels of profitability for its assets. The scenario in the second half of the year appears especially favorable, since Braskem projects high capacity utilization rates at its four basic petrochemical production units, supported by productivity and efficiency gains from the scheduled maintenance stoppages carried out in 2Q08. In addition, scheduled stoppages are expected at integrated and non-integrated PE and PP Brazilian producers in the period.

From a strategic viewpoint, Braskem plans to advance on the three fronts of its strategy focused on growth with value creation: (i) the consolidation of Brazil’s petrochemical industry through the incorporation of the petrochemical assets of the Ipiranga Group and Petroquímica Paulínia is expected to take place by September 2008 and realize the capture of synergies worth net present value of US$ 1.1 billion through initiatives that should be concluded over the next 24 months; (ii) the diversification of the energy matrix through access to competitive raw materials, a factor of increasing importance for ensuring competitiveness in a globalized world; and (iii) innovation, by advancing the project for green polymers made from sugar cane ethanol as well as other innovative projects currently under research.

Braskem is planning on expanding its production capacity, through the expansion of existing plants, including an expansion in PVC capacity of 200,000 tons, with startup in 2011. Also, it is still under study new PP plant in Camaçari for 2012.

Among the expansion projects designed to increase competitiveness by gaining access to lower cost raw materials are two joint ventures with Pequiven in Venezuela. One project is for annual production of 450,000 tons of PP integrated with the propane dehydrogenation unit, with startup estimated for 2010, while the other is for annual production of 1,100,000 tons of PE integrated with an ethane cracker, with startup expected in 2012. The PP and PE volumes will supply the Venezuelan market and provide a competitive platform for the export of these products to North America, Europe and the western coast of South America.

Shareholders’ agreements for these ventures have already been signed and were designed according to modern principles of corporate governance. Consensus-based decision making will predominate, and the respective roles of each JV partner are clearly defined. Before the close of 2008, these joint ventures, especially Propilsur (PP project), will finish structuring their project finance plans, in collaboration with export credit agencies, development banks and private banks, and complete the studies and engineering plans for the two projects.

In this context and only for the PP project, in July 2008, Braskem and Pequiven decided to initiate the acquisition in October 2008 of plant equipment with expected long term delivery. The conclusion of the basic engineering and a more detailed cost estimative on this project should also be happening by then. The next step will be to present the project to its respective Board of Directors for final investment decision.

On the innovation front, Braskem plans to present to the Board of Directors in the second half of the year a project for a new plant capable of producing 200,000 tons of green polyethylene per year from sugarcane ethanol, scheduled to come on line in 2010. The plant, with total investment projected at approximately R$ 450 million, will be located at the Southern Petrochemical Complex and already has demand identified and being contracted in the food packaging, cosmetics and automotive sectors.

Progress on all these strategic fronts contributes to the goal of making Braskem one of the ten largest global petrochemical companies in terms of enterprise value, generating added value for all its shareholders.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and the third-largest Brazilian industrial company owned by the private sector. The company operates 19 manufacturing plants located throughout Brazil and has annual production capacity of 10 million tons of petrochemical and chemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER FOR U.S. SECURITIES LAW PURPOSES

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

EXHIBIT I
Consolidated Income Statement (1)
(R$ million)

Income Statement	2Q08 (A)	1Q08 (B)	2Q07 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)	1H08 (D)	1H07 (E)	Change (%) (D)/(E)
Gross revenue	5,625	5,638	6,161	(0)	(9)	11,263	11,781	(4)
Net revenue	4,405	4,410	4,969	(0)	(11)	8,816	9,393	(6)
Cost of goods sold	(3,768)	(3,760)	(4,037)	0	(7)	(7,528)	(7,449)	1
Gross profit	637	650	932	(2)	(32)	1,288	1,944	(34)
Selling expenses	(126)	(93)	(128)	36	(1)	(220)	(295)	(26)
General and Administrative expenses	(172)	(167)	(205)	3	(16)	(339)	(382)	(11)
Depreciation and amortization	(130)	(131)	(122)	(1)	6	(260)	(230)	13
Other operating income (expenses)	5	24	120	(79)	(96)	29	116	(75)
Investments in Associated Companies	(57)	(22)	(22)	164	162	(78)	(57)	38
.Equity Result	(33)	1	0	-	-	(32)	2	-
.Amortization of goodwill/negative goodwill	(24)	(23)	(22)	8	10	(47)	(59)	(20)
Operating profit before financial result	157	261	575	(40)	(73)	419	1,096	(62)
Net financial result	407	(200)	(59)	-	-	206	(163)	-
Operating profit (loss)	564	61	516	829	9	625	933	(33)
Other non-operating revenue (expenses)	10	113	(22)	(91)	-	122	(25)	-
Profit (loss) before income tax and social contribution	574	173	494	231	16	747	908	(18)
Income tax / social contribution	(184)	(47)	(70)	288	163	(231)	(208)	11
Profit Sharing	(6)	(6)	(5)	6	26	(13)	(5)	146
Profit (loss) before minority interest	384	120	420	220	(8)	504	695	(28)
Minority Interest	(1)	(37)	(138)	(97)	(99)	(38)	(287)	(87)
Net profit (loss)	383	83	281	362	36	465	408	14

Earnings per share (EPS)	0.73	0.19	0.76	283	(3)	0.89	1.10	(19)
Earnings per share ex-amortization of goodwill	0.98	0.49	1.08	101	(9)	1.39	1.69	(18)

EBITDA	519	583	921	(11)	(44)	1,102	1,774	(38)
EBITDA Margin	11.8%	13.2%	18.5%	-1.4 p.p.	-6.7 p.p.	12.5%	18.9%	-6.4 p.p.
-Depreciacion and Amortization	305	300	324	2	(6)	605	621	(2)
. Cost	175	170	202	3	(13)	345	391	(12)
. Expense	130	131	122	(1)	6	260	230	13

(1) Considers the effects of the acquisition of petrochemical assets of Grupo Ipiranga as of January 1st, 2006

EXHIBIT II
Consolidated Balance Sheet
(R$ million)

ASSETS	06/30/2008	03/31/2008	Change(%)
	(A)	(B)	(A)/(B)
Current Assets	6,969	6,851	2
• Cash and Cash Equivalents	1,805	1,727	4
• Accounts Receivable [1]	1,752	1,362	29
• Inventories	2,703	2,733	(1)
• Recoverable Taxes	464	482	(4)
• Dividends/Interest on Owners' Equity	0	3	(100)
• Advances to Suppliers	37	56	(34)
• Others	208	488 [2]	(57)
Long-Term Assets	1,801	2,005	(10)
• Related Parties	44	47	(6)
• Compulsory Deposits and Escrow accounts	108	113	(5)
• Deferred income taxes and social contribution	355	405	(12)
• Recoverable Taxes	1,157	1,126	3
• Others	137	314	(56)
Fixed Assets	12,754	12,251	4
• Investments	44	42	6
• Plant, property and equipment [3]	10,202	9,540	7
• Deferred	2,508	2,669	(6)

Total Assets	21,524	21,108	2

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2008	03/31/2008	Change(%)
	(A)	(B)	(A)/(B)
Current	5,197	5,213	(0)
• Suppliers [4]	3,627	2,866	27
• Short-term financing	904	1,387	(35)
• Salaries and social charges	200	261	(23)
• Dividends/Interest on Owners' Equity	7	308	(98)
• Income Tax Payable	92	55	67
• Receivable Taxes	174	158	10
• Advances from Clients	86	65	32
• Others	108	112	(4)
Long-Term Liabilities	9,389	9,397	(0)
• Long-term financing	7,895	7,976	(1)
• Taxes Payable	1,308	1,247	5
• Others	186	174	7
Deferred Income	37	24	52
Minority Interest	12	635	(98)
Shareholders' Equity	6,889	5,839	18
• Capital [5]	5,362	4,641	16
• Capital Reserves	457	457	0
• Treasury Shares	(66)	(13)	406
• Profit reserve	671	671	0
• Retained Earnings (Losses)	465	83	462

Total Liabilities and Shareholders' Equity	21,524	21,108	2

1 Due to a smaller volume of financial operations related to Accounts Receivable in 2Q08.
2 In 1Q08 includes R$ 252 million from the sale of Petroflex, whose payment was received on April 1st, 2008.
3 Increase of R$ 636 million related to total consolidation of Paulínia and the increase in fixed assets in 2Q08.
4 In 2Q08 includes R$ 761 million related to increased raw material costs and longer import maturities.
5 In June, 2008 includes the issue of 46.9 million common shares and approximately 43 million class A preferred shares related to the incorporation process of Grust Holdings S/A.

 EXHIBIT III
Consolidated Cash Flow
(R$ million)

Cash Flow	2Q08	1Q08	2Q07	1H08	1H07
Net Income for the Period	383	83	281	465	408
Expenses (Revenues) not affecting Cash	41	337	267	379	719
Depreciation and Amortization	307	308	324	615	621
Equity Result	57	22	22	78	57
Interest, Monetary and Exchange Restatement, Net	(431)	91	(116)	(340)	(140)
Minority Interest	1	37	138	38	287
Others	107	(121)	(102)	(14)	(106)
Adjusted Profit (loss) before cash financial effects	424	420	548	844	1,127
Cash impact from Ipiranga / Paulínia	21	(0)	(1)	21	(1)
Asset and Liabilities Variation, Current and Long Term	1,010	(468)	207	542	740
Asset Reductions (Additions)	160	(400)	126	(240)	850

Marketable Securities	275	29	(3)	304	364
Account Payable	(459)	133	82	(326)	298
Recoverable Taxes	(44)	(97)	33	(141)	68
Inventories	65	(443)	46	(378)	9
Advances Expenses	27	14	17	41	36
Dividends Received	3	4	(0)	7	83
Other Account Receivables	293 *	(40)	(49)	252	(7)
Liabilities Additions (Reductions)	851	(68)	81	782	(110)

Suppliers	799	(124)	64	675	(125)
Advances to Clients	24	15	(1)	39	0
Fiscal Incentives	14	(1)	17	13	31
Taxes and Contributions	53	38	18	91	24
Others	(40)	4	(18)	(36)	(40)
Cash resulting from operating activities	1,455	(48)	754	1,407	1,866
Investment Activities	(572)	(1,151)	(1,114)	(1,723)	(1,338)
Fixed Assets Sale	2	1	1	3	1
Investment	(14)	(622)	(785)	(636)	(785)
Fixed Assets	(556)	(242)	(324)	(798)	(542)
Deferred Assets	(4)	(288)	(5)	(292)	(12)
Subsidiaries and Affiliated Companies, Net	0	0	131	0	86
Financing Activities	(661)	883	266	222	(411)
Inflows	1,421	2,208	2,939	3,630	3,633
Amortization and Paid Interest	(1,730)	(1,326)	(2,644)	(3,056)	(3,813)
Share Buy-Back	(53)	-	-	(53)	-
Dividend/Interest attributable to Shareholders	(300)	(0)	(29)	(301)	(230)
Others	1	1	0	2	(0)

Cash and Cash Equivalents Increase (Reduction)	222	(316)	38	(94)	204
Cash and Cash Equivalents at the beginning of period	1,574	1,890	1,882	1,890	1,717
Cash and Cash Equivalents at the end of period	1,796	1,574	1,920	1,796	1,920
* Includes R$ 252 million from the sale of Petroflex.

EXHIBIT IV
Consolidated Production Volume

PRODUCTION VOLUME

tons	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08

Polyolefins Unit
• PE´s - Polyethylene	409,041	414,299	422,471	403,736	397,486	330,686
• PP - Polypropylene	174,351	178,843	177,035	178,457	175,991	163,432
• Total (PE´s + PP)	583,392	593,142	599,507	582,193	573,477	494,118

Vinyls Unit
• PVC - Polyvinyl Chloride	116,518	113,911	114,831	120,162	130,023	129,916
• Caustic Soda	113,757	114,666	114,261	115,873	120,228	113,838
• EDC	46,110	13,018	34,758	27,196	26,762	15,795
• Chlorine	14,970	15,615	15,890	15,890	15,047	12,907

Basic Petrochemical Unit
• Ethylene	590,071	601,286	593,470	581,322	586,278	461,410
• Propylene	296,683	297,634	300,766	288,959	288,473	224,645
• Benzene	186,506	175,325	184,170	174,880	173,943	137,215
• Butadiene	64,901	49,137	68,820	66,675	63,147	48,361
• Toluene	7,765	15,747	6,303	7,963	7,000	12,007
• Fuel (m3)	166,303	163,585	178,491	167,956	171,437	130,149
• Para-xylene	37,453	15,910	46,089	42,212	32,132	24,263
• Ortho-xylene	19,877	14,578	18,008	17,744	15,891	10,134
• Isoprene	3,152	3,742	3,106	3,023	5,176	4,487
• Butene 1	17,961	13,748	14,688	22,089	22,961	20,747
• MTBE	62,334	48,553	46,834	32,268	30,689	25,336
• ETBE	-	-	9,367	37,992	40,814	30,056
• Mixed Xylene	25,890	40,074	20,419	19,298	22,934	16,303

Business Development
• PET	15,320	10,249	-	-	-	-
• Caprolactam	11,730	8,358	10,542	10,986	11,871	11,372

EXHIBIT V
Consolidated Sales Volume
Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08

Polyolefins Unit
• PE´s - Polyethylene	227,553	248,365	277,429	267,427	241,893	291,307
• PP - Polypropylene *	141,496	153,858	156,281	151,190	148,452	182,065
• Total (PE´s + PP)	369,049	402,222	433,710	418,617	390,346	473,372

Vinyls Unit
• PVC - Polyvinyl Chloride	102,647	110,278	117,444	134,544	115,780	124,352
• Caustic Soda	102,818	108,999	112,450	124,371	107,999	124,947
• EDC	-	-	-	-	15,084	12,093
• Chlorine	15,333	15,040	15,069	15,215	14,800	13,139

Basic Petrochemical Unit
• Ethylene	118,957	115,147	117,287	128,858	106,395	83,064
• Propylene	90,604	98,988	95,025	96,629	96,757	92,598
• Benzene	83,173	82,697	73,799	83,917	57,595	67,534
• Butadiene	52,187	44,316	57,767	55,829	55,641	45,075
• Toluene	9,775	5,849	10,156	11,648	9,371	10,629
• Fuel (m3)	147,276	112,234	154,839	139,417	134,747	125,790
• Para-xylene	-	-	-	-	-	-
• Ortho-xylene	14,522	16,885	17,358	17,084	16,985	10,891
• Isoprene	2,227	1,476	1,254	1,561	2,949	2,166
• Butene 1	5,946	5,346	6,653	6,643	6,813	5,404
• MTBE	25	50	89	21	33	11
• ETBE	-	-	-	2	23	-
• Mixed Xylene	13,476	15,971	14,582	13,653	13,354	11,313

Business Development
• PET	17,475	14,057	13,044	15,757	9,851	10,418
• Caprolactam	4,307	4,664	5,059	4,236	3,870	4,508

* In 2Q08 includes 16,845 tons from Paulínia, not recorded on the revenue, as the company is still on pre-operational stage.

EXHIBIT VI
Consolidated Sales Volume
Export Market

EXPORT MARKET - Sales Volume

tons	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08

Polyolefins Unit
• PE´s - Polyethylene	160,533	174,567	144,254	119,531	94,247	87,048
• PP - Polypropylene *	27,499	40,616	21,283	23,723	22,684	16,912
• Total (PE´s + PP)	188,032	215,183	165,536	143,254	116,931	103,961

Vinyls Unit
• PVC - Polyvinyl Chloride	17,455	10,872	7,216	3,496	5,642	5,217
• Caustic Soda	4,113	-	-	-	-	-
• EDC	36,190	12,373	31,202	25,125	10,059	-
• Chlorine	-	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	9,616	9,155	2,709	-	-	-
• Propylene	24,553	29,828	21,712	16,868	-	-
• Benzene	84,528	87,206	98,278	77,354	82,109	64,144
• Butadiene	9,821	12,269	9,939	9,021	9,017	5,922
• Toluene	-	10,496	-	-	-	-
• Fuel (m3)	15,614	50,905	19,281	19,471	16,829	16,586
• Para-xylene	23,507	14,695	49,285	33,945	31,017	24,699
• Ortho-xylene	4,193	-	-	-	-	-
• Isoprene	-	830	2,517	836	1,680	3,346
• Butene 1	2,809	6,836	-	13,698	5,384	13,404
• MTBE	65,256	55,277	51,875	30,403	26,312	27,667
• ETBE	-	-	-	41,568	33,263	35,332
• Mixed Xylene	14,286	19,934	11,472	8,120	3,219	3,028

Business Development
• PET	353	249	516	148	-	2,775
• Caprolactam	7,788	4,675	5,776	8,459	7,429	8,207

* In 2Q08 includes 124 tons from Paulínia, not recorded on the revenue, as the company is still on pre-operational stage.

EXHIBIT VII
Consolidated Net Revenue
Domestic Market

DOMESTIC MARKET - Net Revenue

R$ million	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08

Polyolefins Unit
• PE´s - Polyethylene	789	855	1,016	1,003	913	1,053
• PP - Polypropylene	497	529	549	526	516	569
• Total (PE´s + PP)	1,286	1,384	1,565	1,529	1,429	1,622

Vinyls Unit
• PVC - Polyvinyl Chloride	255	276	312	373	308	322
• Caustic Soda	82	88	94	107	100	123
• EDC	-	-	-	-	10	8
• Chlorine	9	8	7	7	6	6

Basic Petrochemical Unit
• Ethylene	273	268	271	305	267	222
• Propylene	181	212	202	206	219	215
• Benzene	180	191	159	159	106	136
• Butadiene	126	105	138	114	119	109
• Toluene	18	12	19	20	17	21
• Fuel	142	109	149	132	136	147
• Para-xylene	-	-	-	-	-	-
• Ortho-xylene	32	39	40	32	33	23
• Isoprene	11	7	5	6	10	7
• Butene 1	15	13	17	18	18	16
• MTBE	0	0	0	0	0	0
• ETBE	0	0	0	0	0	0
• Mixed Xylene	29	37	33	30	31	29

Business Development
• PET	54	40	38	43	29	30
• Caprolactam	25	26	25	20	18	20

Resale of Condensate	188	367	81	219	210	161
Ipiranga Química	113	94	98	129	93	108
Others	339	354	320	321	367	208

Total	3,357	3,630	3,574	3,769	3,527	3,534

 EXHIBIT VIII
Consolidated Net Revenue
Export Market

EXPORT MARKET - Net Revenue

R$ million	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08

Polyolefins Unit
• PE´s - Polyethylene	447	478	403	325	282	259
• PP - Polypropylene	73	106	58	62	64	48
• Total (PE´s + PP)	520	584	460	387	346	307

Vinyls Unit
• PVC - Polyvinyl Chloride	34	22	15	7	12	10
• Caustic Soda	3	-	-	-	-	-
• EDC	26	8	20	16	6	-
• Chlorine	-	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	20	18	6	-	-	-
• Propylene	45	57	43	31	0	-
• Benzene	185	194	194	128	147	124
• Butadiene	22	27	21	18	20	17
• Toluene	-	17	-	-	-	-
• Fuel	13	55	20	19	22	25
• Para-xylene	49	33	100	62	60	53
• Ortho-xylene	8	-	-	-	-	-
• Isoprene	-	5	14	4	7	14
• Butene 1	4	13	-	38	14	33
• MTBE	86	80	74	45	39	48
• ETBE	-	-	-	69	58	71
• Mixed Xylene	18	32	15	10	5	5

Business Development
• PET	1	1	1	0	-	7
• Caprolactam	36	23	25	36	31	33

Resale of Condensate	-	77	-	-	-	-
Ipiranga Química	1	1	1	-	7	7
Others	(4)	93	42	167	109	118
	0	0	0	0	0	0

Total	1,067	1,338	1,050	1,039	884	871

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.